INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At September 30 2021	At December 31 2020

ASSETS
Current
Cash and cash equivalents (note 4)	$50,877	$24,992
Trade and other receivables (note 5)	4,469	3,374
Inventories (note 6)	3,119	3,015
Investments-equity instruments (note 7)	25,958	16,657
Prepaid expenses and other	1,163	1,373
	85,586	49,411
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments-equity instruments (note 7)	468	293
Investments-uranium (note 7)	131,483	-
Investments-joint venture (note 8)	21,771	-
Prepaid expenses and other	260	-
Restricted cash and investments (note 9)	12,337	12,018
Property, plant and equipment (note 10)	255,689	256,870
Total assets	$509,692	$320,690

LIABILITIES
Current
Accounts payable and accrued liabilities (note 11)	$9,019	$7,178
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,656	3,478
Post-employment benefits (note 13)	120	120
Reclamation obligations (note 14)	802	802
Other liabilities (note 16)	205	262
	14,802	11,840
Non-Current
Deferred revenue (note 12)	32,526	33,139
Post-employment benefits (note 13)	1,174	1,241
Reclamation obligations (note 14)	38,026	37,618
Share purchase warrants liability (note 15)	24,801	-
Other liabilities (note 16)	357	375
Deferred income tax liability	7,707	9,192
Total liabilities	119,393	93,405

EQUITY
Share capital (note 17)	1,508,481	1,366,710
Contributed surplus (note 18)	67,003	67,387
Deficit	(1,186,961)	(1,208,587)
Accumulated other comprehensive income (note 19)	1,776	1,775
Total equity	390,299	227,285
Total liabilities and equity	$509,692	$320,690

Issued and outstanding common shares (in thousands) (note 17)	807,362	678,982
Commitments and contingencies (note 25)
Subsequent events (note 26)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Month Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

REVENUES (note 21)	$9,541	$2,743	$16,663	$10,329

EXPENSES
Operating (note 20, 21)	(4,319)	(2,358)	(9,898)	(7,726)
Evaluation (note 21)	(3,839)	(790)	(12,981)	(2,647)
Exploration (note 21)	(842)	(954)	(2,718)	(3,133)
General and administrative (note 21)	(2,089)	(2,110)	(7,076)	(5,719)
Other income (expense) (note 20)	34,999	(1,318)	39,306	(2,347)
	23,910	(7,530)	6,633	(21,572)
Income (loss) before net finance expense	33,451	(4,787)	23,296	(11,243)
Finance expense, net (note 20)	(1,054)	(1,081)	(3,093)	(3,205)
Equity share of loss of joint venture (note 8)	(84)	-	(84)	-
Income (loss) before taxes	32,313	(5,868)	20,119	(14,448)
Income tax recovery (note 23)
Deferred	553	386	1,507	1,260
Net income (loss) for the period	$32,866	$(5,482)	$21,626	$(13,188)

Other comprehensive income (loss) (note 19):
Items that may be reclassified to income (loss):
Foreign currency translation change	4	3	1	(4)
Comprehensive income (loss) for the period	$32,870	$(5,479)	$21,627	$(13,192)

Basic and diluted net income (loss) per share:
Basic	$0.04	$(0.01)	$0.03	$(0.02)
Diluted	$0.04	$(0.01)	$0.03	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic	805,987	626,182	775,157	614,871
Diluted	816,365	626,182	784,991	614,871

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2021	2020

Share capital (note 17)
Balance-beginning of period	$1,366,710	$1,335,467
Shares issued for cash, net of issue costs	134,050	6,878
Share options exercised-cash	5,349	77
Share options exercised-fair value adjustment	1,833	25
Share units exercised-fair value adjustment	538	164
Warrants exercised-cash	1	-
Balance-end of period	1,508,481	1,342,611

Share purchase warrants
Balance-beginning of period	-	435
Warrants expired	-	(435)
Balance-end of period	-	-

Contributed surplus
Balance-beginning of period	67,387	65,417
Share-based compensation expense (note 18)	1,987	1,373
Share options exercised-fair value adjustment	(1,833)	(25)
Share units exercised-fair value adjustment	(538)	(164)
Warrants expired	-	435
Balance-end of period	67,003	67,036

Deficit
Balance-beginning of period	(1,208,587)	(1,192,304)
Net income (loss)	21,626	(13,188)
Balance-end of period	(1,186,961)	(1,205,492)

Accumulated other comprehensive income (note 19)
Balance-beginning of period	1,775	1,134
Foreign currency translation	1	(4)
Balance-end of period	1,776	1,130

Total Equity
Balance-beginning of period	227,285	210,149
Balance-end of period	$390,299	$205,285

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
CASH PROVIDED BY (USED IN):	2021	2020

OPERATING ACTIVITIES
Net income (loss) for the period	$21,626	$(13,188)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	5,095	4,920
Share-based compensation (note 18)	1,987	1,373
Recognition of deferred revenue (note 12)	(1,756)	(1,210)
Loss (gain) on property, plant and equipment disposals (note 20)	2	(407)
Gain on lease liability derecognition	(4)	-
Fair value change losses (gains):
Investments-equity instruments (note 20)	(9,476)	2,094
Investments-uranium (note 20)	(43,672)	-
Share warrant liabilities (note 20)	11,567	-
Joint venture-share of equity loss (note 8)	84	-
Warrant liabilities issue costs expensed (note 17)	791	-
Foreign exchange losses (gains) (note 20)	1,219	-
Deferred income tax recovery	(1,507)	(1,260)
Post-employment benefit payments (note 13)	(84)	(63)
Reclamation obligation expenditures (note 14)	(599)	(606)
Change in non-cash working capital items (note 20)	(114)	(133)
Net cash used in operating activities	(14,841)	(8,480)

INVESTING ACTIVITIES
Sale of investments-equity instruments (note 7)	-	477
Purchase of investments-uranium (note 7)	(87,811)	(7)
Increase in term loan receivable and investment in joint venture (note 8)	(40,950)	-
Repayment of term loan receivable (note 8)	20,450	-
Transaction costs-investment in joint venture (note 8)	(1,355)	-
Purchase of property, plant and equipment (note 10)	(446)	(153)
Proceeds on sale of property, plant and equipment	2	137
Increase in restricted cash and investments	(319)	(196)
Net cash (used in) contributed by investing activities	(110,429)	258

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	34	-
Repayment of debt obligations (note 16)	(189)	(405)
Proceeds from unit issues, net of issue costs (note 17)	135,630	-
Proceeds from share issues, net of issue costs (note 17)	10,863	6,878
Share option exercise proceeds (note 17)	5,349	77
Warrant exercise proceeds	1	-
Net cash provided by financing activities	151,688	6,550

Increase (decrease) in cash and cash equivalents	26,418	(1,672)
Foreign exchange effect on cash and cash equivalents	(533)	-
Cash and cash equivalents, beginning of period	24,992	8,190
Cash and cash equivalents, end of period	$50,877	$6,518

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing, and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.90% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 14). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interest in various uranium project joint ventures in Canada including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%). See note 8 for details.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Closed Mines group and until July 19, 2021, was also the manager of Uranium Participation Corporation (“UPC”). See note 22 for further details.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on November 4, 2021.

3.
ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Accounting Policies

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 except as noted below.

During the nine months ended September 30, 2021, the Company acquired physical uranium to be held as a long-term investment. As physical uranium is not a financial asset, the provisions of IFRS 9 “Financial Instruments” do not apply to the Company’s investment in uranium. In addition, during the nine months ended September 30, 2021, the Company acquired an investment in a joint venture through its acquisition of 50% of JCU (see note 8). As a result of these changes, the Company has added the following new accounting policies in 2021:

(a)
Investments-uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of income (loss) as a component of “Other Income (Expense)” in the period in which they arise.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company is presenting its uranium investments at fair value based on the application of IAS 40 “Investment Property” which allows for the use of a fair value model for assets held for long-term capital appreciation.

(b)
Investments-joint venture

A joint venture is an arrangement over which the Company shares joint control and which provides the Company with rights to the net assets of the arrangement. As at September 30, 2021, Denison holds a 50% interest in JCU, a stand-alone company, and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

Under the equity method, investments in joint ventures are initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the joint venture as if the joint venture had been consolidated. The carrying value of investments in joint ventures is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Cash	$2,344	$12,004
Cash in MLJV and MWJV	613	540
Cash equivalents	47,920	12,448
	$50,877	$24,992

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Trade receivables	$3,836	$2,644
Receivables in MLJV and MWJV	307	394
Sales tax receivables	325	154
Sundry receivables	1	182
	$4,469	$3,374

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.
INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Inventory of ore in stockpiles	$2,098	$2,098
Mine and mill supplies in MLJV	3,119	3,015
	$5,217	$5,113

Inventories-by balance sheet presentation:
Current	$3,119	$3,015
Long-term-ore in stockpiles	2,098	2,098
	$5,217	$5,113

7.
INVESTMENTS

The investments balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Investments:
Equity instruments
Shares	$25,958	$16,657
Warrants	468	293
Uranium	131,483	-
	$157,909	$16,950

Investments-by balance sheet presentation:
Current	$25,958	$16,657
Long-term	131,951	293
	$157,909	$16,950

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Equity Instruments	Physical Uranium	Investments

Balance - December 31, 2020	$16,950	$-	$16,950
Purchase of investments Fair value gain to profit and loss (note 20)	- 9,476	87,811 43,672	87,811 53,148
Balance – September 30, 2021	$26,426	$131,483	$157,909

During the nine months ended September 30, 2021, the Company entered into purchase agreements to acquire a total of 2,500,000 pounds of physical uranium as U3O8 to be held as a long-term investment. As at September 30, 2021, the Company has purchased 2,400,000 pounds of physical uranium as U3O8 at a cost of $87,811,000 (USD$71,070,000), including purchase commissions. See note 25 for additional details on the Company’s remaining purchase commitment of physical uranium.

See note 26 for further details.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At September 30	At September 30
(in thousands)	2021	2020

Investment in joint venture-by investee:
JCU	$21,771	$-
	$21,771	$-

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2020	$-
Investment at cost:
Acquisition of 50% of JCU	21,855
Share of equity loss	(84)
Balance-September 30, 2021	$21,771

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (“UEX”), for cash consideration of $20,500,000 plus transaction costs of $1,355,000. Denison’s acquisition of its 50% interest in JCU occurred immediately following UEX’s acquisition of all the outstanding shares of JCU from Overseas Uranium Resources Development Co., Limited (“OURD”) for cash consideration of $41,000,000.

Pursuant to Denison's agreement with UEX, Denison provided UEX with an interest-free 90-day term loan of $40,950,000 million (the "Term Loan") to facilitate UEX's purchase of JCU from OURD. On the transfer of 50% of the shares in JCU from UEX to Denison, $20,500,000 of the amount drawn under the Term Loan was deemed repaid by UEX. UEX repaid the remainder of the Term Loan in September 2021.

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest the Wheeler River project, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. 66.1877%), and a 34.4508% interest in the Christie Lake Project (UEX 65.5492%).

The following tables are summaries of the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policy). Denison records its share of equity earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the quarter end date on which Denison is reporting.

	At September 30	At
(in thousands)	2021	Acquisition (1)

Total current assets(2)	$5,825	$5,825
Total non-current assets	38,064	38,064
Total current liabilities	(348)	(181)
Total non-current liabilities	-	-
Total net assets	$43,541	$43,708

		1 Month Ended
		August 31,2021

Revenue		$-
Net loss		(167)
Other comprehensive income (loss)		$-

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of JCU net assets to Denison investment carrying value:
Net assets of JCU–at acquisition	$43,708
Net loss	(167)
Net assets of JCU–at September 30, 2021	$43,541
Denison ownership interest	50.00%
Denison share of net assets of JCU	21,771
Other adjustments	-
Investment in JCU	$21,771

(1)
Based on available August 3, 2021 financial information.
(2)
Included in current assets are $5,823,000 in cash and cash equivalents, $2,000 in accounts receivable

9.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Cash and cash equivalents	$3,202	$2,883
Investments	9,135	9,135
	$12,337	$12,018

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,202	$2,883
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,337	$12,018

At September 30, 2021, all term deposits have maturities of less than 90 days at date of purchase.

Elliot Lake Reclamation Trust Fund

During the nine months ended September 30, 2021, the Company deposited an additional $793,000 into the Elliot Lake Reclamation Trust Fund and withdrew $477,000.

Letters of Credit Facility Pledged Assets

At September 30, 2021, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 14 and 16).

Letters of Credit Additional Collateral

At September 30, 2021, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 16).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2020	$106,087	$891	$179,743	$286,721
Additions	404	83	32	519
Disposals	(117)	(21)	-	(138)
Recoveries	-	-	(1)	(1)
Balance – September 30, 2021	$106,374	$953	$179,774	$287,101

Accumulated amortization, depreciation:
Balance – December 31, 2020	$(29,495)	$(356)	$-	$(29,851)
Amortization	(210)	-	-	(210)
Depreciation	(1,333)	(152)	-	(1,485)
Disposals	117	17	-	134
Balance – September 30, 2021	$(30,921)	$(491)	$-	$(31,412)

Carrying value:
Balance – December 31, 2020	$76,592	$535	$179,743	$256,870
Balance – September 30, 2021	$75,453	$462	$179,774	$255,689

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $67,592,000, or 89%, of the September 2021 owned plant and equipment total carrying value amount. See note 12 for the current operating status of the McClean Lake mill.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the ROU assets value, 77.3%, is attributable to the building lease assets for the Company’s office and warehousing spaces located in Toronto and Saskatoon.

Mineral Properties

As at September 30, 2021, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $162,673,000, or 90.5%, of the September 2021 total mineral property carrying amount.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Trade payables	$4,119	$2,513
Payables in MLJV and MWJV	4,010	3,719
Other payables	890	946
	$9,019	$7,178

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Deferred revenue – pre-sold toll milling:
CLJV toll milling – APG	$37,182	$36,617
	$37,182	$36,617

Deferred revenue-by balance sheet presentation:
Current	$4,656	$3,478
Non-current	32,526	33,139
	$37,182	$36,617

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Deferred Revenue

Balance - December 31, 2020	$36,617
Accretion (note 20)	2,321
Revenue recognized during the period (note 21)	(1,756)
Balance – September 30, 2021	$37,182

Arrangement with Anglo Pacific Group PLC (“APG”)

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to APG or any changes in Cigar Lake Phase 1 and Phase 2 toll milling production estimates are recognized.

In the nine months ended September 30, 2021, the Company has recognized $1,756,000 of toll milling revenue from the draw-down of deferred revenue consisting of $1,695,000 based on Cigar Lake toll milling production in the nine-month period (6,552,000 pounds U3O8 on a 100% basis) and a retroactive $61,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the second quarter of 2021. For the comparative nine months ended September 30, 2020, the Company recognized $1,210,000 of toll milling revenue from the draw-down of deferred revenue comprised of $1,050,000 based on Cigar Lake toll milling production in the quarter (4,550,000 pounds U3O8 on a 100% basis) and a retroactive $59,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the second quarter of 2020.

Production at the Cigar Lake mine and the McClean Lake mill, was temporarily suspended at the beginning of 2021, owing to the shut-down of the Cigar Lake mine in response to the COVID-19 pandemic. Cameco restarted ore production at the Cigar Lake mine in April 2021 and toll-milling production at McClean Lake restarted in May 2021, with packaged uranium production resuming in early June 2021. The current portion of the deferred revenue liability at September 2021 reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and will be reassessed on a quarterly basis.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Accrued benefit obligation	$1,294	$1,361
	$1,294	$1,361

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	1,174	1,241
	$1,294	$1,361

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Post-Employment Benefits

Balance - December 31, 2020	$1,361
Accretion (note 20)	17
Benefits paid	(84)
Balance – September 30, 2021	$1,294

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Reclamation obligations-by location:
Elliot Lake	$21,489	$21,523
McClean and Midwest Joint Ventures	17,317	16,875
Other	22	22
	$38,828	$38,420

Reclamation obligations-by balance sheet presentation:
Current	$802	$802
Non-current	38,026	37,618
	$38,828	$38,420

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Reclamation Obligations

Balance - December 31, 2020	$38,420
Accretion (note 20)	1,007
Expenditures incurred	(599)
Balance – September 30, 2021	$38,828

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 9).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at September 30, 2021, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

15. SHARE PURCHASE WARRANTS LIABILITY

In connection with the public offerings of units in February 2021 and March 2021 (see note 17), the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance (February 2023). The March 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance (March 2023).

Since these warrants are exercisable in U.S. dollars (“USD”), which differs from the Company’s CAD functional currency, they are classified as derivative liabilities and are required to be carried as liabilities at fair value through profit and loss. When the fair value of the warrants is revalued at each reporting period, the change in the liability is recorded through net profit or loss in Other Income.

The fair value of the February 2021 warrants was estimated to be $0.2215 on the date of issue, based on a relative fair value basis approach, using a USD to CAD foreign exchange rate of 0.7928 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 67.3%, risk-free interest rate of 0.22%, dividend yield of 0% and an expected term of 2 years.

At September 30, 2021, the fair value of the February 2021 warrants was estimated to be $0.4408, using a USD to CAD foreign exchange rate of 0.7849 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 74.50%, risk-free interest rate of 0.52%, dividend yield of 0% and an expected term of 1.39 years.

The fair value of the March 2021 warrants was estimated to be $0.2482 on the date of issue, based on a relative fair value basis approach, using a USD to CAD foreign exchange rate of 0.7992 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 71.54%, risk-free interest rate of 0.27%, dividend yield of 0% and an expected term of 2 years.

At September 30, 2021, the fair value of the March 2021 warrants was estimated to be $0.4549, using a USD to CAD foreign exchange rate of 0.7849 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 80.71%, risk-free interest rate of 0.52%, dividend yield of 0% and an expected term of 1.42 years.

The share purchase warrants liability continuity is as follows:

	Number of	Warrant
(in thousands of CAD dollars except warrant amounts)	Warrants	Liability

Balance - December 31, 2020	-	$-
Warrants issued on February 19, 2021	15,796,975	3,499
Warrants issued on March 22, 2021	39,215,000	9,735
February 2021 warrants exercised Change in fair value estimates	(500) -	- 11,567
Balance – September 30, 2021	55,011,475	$24,801

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Debt obligations:
Lease liabilities	$502	$582
Loan liabilities	60	33
Flow-through share premium obligation (note 17)	-	22
	$562	$637

Other liabilities-by balance sheet presentation:
Current	$205	$262
Non-current	357	375
	$562	$637

Debt Obligations

At September 30, 2021, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilities	Liabilities	Obligations

Balance – December 31, 2020	$582	$33	$615
Accretion (note 20)	35	-	35
Additions	72	34	106
Disposal Repayments	(5) (182)	- (7)	(5) (189)
Balance – September 30, 2021	$502	$60	$562

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at September 30, 2021:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilities	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$188	$17	$205
One to five years	393	48	441
More than five years	-	-	-
Total obligation – September 30, 2021 – undiscounted	581	65	646
Present value discount adjustment	(79)	(5)	(84)
Total obligation – September 30, 2021 – discounted	$502	$60	$562

Letters of Credit Facility

In January 2021, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2021 Facility”). Under the amendment, the maturity date of the 2021 Facility has been extended to January 31, 2022. All other terms of the 2021 Facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from the previous facility. Accordingly, the 2021 Facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit fees of 2.40% (0.40% on the $9,000,000 covered by pledged cash collateral) and standby fees of 0.75%.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2021, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2020: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV (see note 14). During the nine months ended September 30, 2021, the Company incurred letter of credit fees of $297,000 (September 30, 2020: $298,000).

17. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands of CAD dollars except share amounts)	Shares	Capital

Balance - December 31, 2020	678,981,882	$1,366,710
Issued for cash:
Unit issue proceeds – total	110,023,950	144,214
Less: allocation to share warrants liability (note 15)	-	(13,234)
Unit issue costs - total	-	(8,584)
Less: allocation to share warrants issue expense	-	791
Other share issue proceeds – total	10,156,186	11,914
Less: other share issue costs	-	(1,051)
Share option exercises	7,280,548	5,349
Share option exercises – fair value adjustment	-	1,833
Warrants exercises – fair value adjustment	500	1
Share unit exercises – fair value adjustment	919,413	538
	128,380,597	141,771
Balance – September 30, 2021	807,362,479	$1,508,481

Unit and Other Share Issues

In January and February 2021, Denison, through its agents, issued 4,230,186 common shares under its at-the-market (“ATM”) program that was established pursuant to the equity distribution agreement dated November 13, 2020 and qualified by a prospectus supplement to the 2020 Shelf Prospectus (“2020 ATM Program”). The common shares were issued at an average price of $0.93 per share for aggregate gross proceeds of $3,914,000. The Company also recognized issue costs of $466,000 related to its ATM share issuances which includes $78,000 of commissions and $384,000 associated with the set-up of the 2020 ATM Program which were previously deferred on the balance sheet and included in Prepaid expenses and other at December 31, 2020. In connection with the public offering completed on March 22, 2021 (see below), the Company terminated its 2020 ATM Program and has ceased any distributions thereunder.

On February 19, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 31,593,950 units of the Company at USD$0.91 per unit for gross proceeds of $36,265,000 (USD$28,750,000), including the full exercise of the underwriters’ over-allotment option of 4,120,950 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance. A portion of the gross proceeds ($3,499,000 – see note 15) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 20).

On March 3, 2021, the Company completed a private placement of 5,926,000 flow-through common shares at a price of $1.35 per share for gross proceeds of approximately $8,000,000. The income tax benefits of this issue will be renounced to subscribers with an effective date of December 31, 2021. The related flow-through share premium liability was valued at $nil as the issue price was less than the Company’s observed share price on the date of issue.

On March 22, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 78,430,000 units of the Company at USD$1.10 per unit for gross proceeds of $107,949,000 (USD$86,273,000), including the full exercise of the underwriters’ over-allotment option of 10,230,000 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance. A portion of the gross proceeds ($9,735,000 – see note 15) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 20).

On September 16, 2021, the Company filed a short form base shelf prospectus (‘2021 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2021 Shelf Prospectus, the Company is allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus, for an aggregate offering amount of up to $250,000,000 during the 25 month period ending on October 16, 2023. To date, the Company has not issued any securities pursuant to the 2021 Shelf Prospectus.

On September 28, 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program qualified by a prospectus supplement to the 2021 Shelf Prospectus (“2021 ATM Program") The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$50,000,000. To date, the Company has not issued any shares under the 2021 ATM Program.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at September 30, 2021, the Company estimates that it has satisfied its obligation to spend $930,000 on eligible exploration expenditures in fiscal 2021 due to the issuance of flow-through shares in December 2020. The Company renounced the income tax benefits of this issue in February 2021, with an effective date of renunciation to its subscribers of December 31, 2020. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2020 has been extinguished and a deferred tax recovery has been recognized in the first quarter of 2021 (see note 23).

As at September 30, 2021, the Company estimates that it has incurred $946,000 of expenditures towards its obligation to spend $8,000,000 on eligible exploration expenditures by the end of fiscal 2022 due to the issuance of flow-through shares in March 2021.

18. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include stock options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Share based compensation expense for:
Stock options	$(368)	$(138)	$(983)	$(434)
RSUs	(348)	(273)	(1,011)	(760)
PSUs	24	(58)	7	(179)
Share based compensation expense	$(692)	$(469)	$(1,987)	$(1,373)

An additional $3,084,000 in share-based compensation expense remains to be recognized, up until August 2024, on outstanding options and share units at September 30, 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

Stock options granted in 2021 vest over a period of 24 months. A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2020	15,077,243	$0.67
Grants	4,067,000	1.28
Exercises (1)	(7,280,548)	0.74
Expiries	(31,000)	0.66
Forfeitures	(1,065,500)	0.77
Stock options outstanding – September 30, 2021	10,767,195	$0.84
Stock options exercisable – September 30, 2021	5,517,195	$0.66

(1)
The weighted average share price at the date of exercise was $1.34.

A summary of the Company’s stock options outstanding at September 30, 2021 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.25 to $ 0.49	3.39	2,452,000	$0.45
$ 0.50 to $ 0.74	2.00	3,295,395	0.64
$ 0.75 to $ 0.99	0.44	1,351,800	0.85
$ 1.00 to $ 1.39	4.45	3,370,000	1.26
$ 1.40 to $ 1.79	4.61	298,000	1.43
Stock options outstanding – September 30, 2021	2.96	10,767,195	$0.84

Options outstanding at September 30, 2021 expire between March 2022 and May 2026.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted during the current period:

Nine Months Ended
September 30, 2021

Risk-free interest rate	0.70% - 0.80%
Expected stock price volatility	66.11% - 69.66%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	$0.59 - $0.69

Share Units

RSUs granted under the plan in 2021 vest ratably over a period of three years. No PSUs have been granted in 2021 as at September 30, 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2020	5,691,899	$0.52	2,020,000	$0.63
Grants	1,905,000	1.42	-	-
Exercises (1)	(709,413)	0.56	(210,000)	0.66
Forfeitures	(1,052,729)	0.63	(280,000)	0.68
Units outstanding – September 30, 2021	5,834,757	$0.79	1,530,000	$0.62
Units vested – September 30, 2021	2,041,260	$0.59	870,000	$0.63

(1)
The weighted average share price at the date of exercise was $1.51 for RSUs and $1.41 for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At September 30	At December 31
(in thousands of CAD dollars)	2021	2020

Cumulative foreign currency translation	$414	$413
Unamortized experience gain-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,776	$1,775

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Cost of goods and services sold:
Cost of goods sold – mineral concentrates	$-	$-	$-	$(526)
Operating overheads:
Mining, other development expense	(1,199)	(454)	(2,254)	(1,001)
Milling, conversion expense	(767)	(84)	(1,242)	(830)
Less absorption:
-Mineral properties	10	13	32	38
Cost of services	(2,293)	(1,773)	(6,224)	(5,147)
Cost of goods and services sold	(4,249)	(2,298)	(9,688)	(7,466)
Reclamation asset amortization	(70)	(60)	(210)	(182)
Selling expenses	-	-	-	(14)
Sales royalties and non-income taxes	-	-	-	(64)
Operating expenses	$(4,319)	$(2,358)	$(9,898)	$(7,726)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of other income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Gains (losses) on:
Foreign exchange	$398	$(81)	$(1,219)	$(159)
Disposal of property, plant and equipment	(4)		(2)	407
Fair value changes:
Investments-equity instruments (note 7)	4,334	(1,133)	9,476	(2,094)
Investments-uranium (note 7)	36,138	-	43,672	-
Warrant liabilities (note 15)	(5,735)	-	(11,567)	-
Issue costs-warrant liabilities (note 17)	-	-	(791)	-
Uranium investment carrying charges	(72)	-	(126)	-
Other	(60)	(104)	(137)	(501)
Other income (expense)	$34,999	$(1,318)	$39,306	$(2,347)

The components of finance income (expense) are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Interest income	$76	$60	$288	$216
Interest expense	(1)	(1)	(1)	(4)
Accretion expense
Deferred revenue (note 12)	(777)	(772)	(2,321)	(2,309)
Post-employment benefits (note 13)	(6)	(17)	(17)	(51)
Reclamation obligations (note 14)	(335)	(338)	(1,007)	(1,014)
Debt obligations (note 16)	(11)	(13)	(35)	(43)
Finance income (expense)	$(1,054)	$(1,081)	$(3,093)	$(3,205)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30			Nine Months Ended September 30
(in thousands of CAD dollars)	2021		2020	2021	2020

Operating expenses
Mining, other development expense	$-	$		$(1)	$(2)
Milling, conversion expense	(678)		(62)	(1,107)	(798)
Cost of services	(46)		(47)	(136)	(147)
Evaluation	(9)		(9)	(27)	(27)
Exploration	(49)		(36)	(129)	(114)
General and administrative	(30)		(32)	(85)	(96)
Depreciation expense-gross	$(812)		$(186)	$(1,485)	$(1,184)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Salaries and short-term employee benefits	$(2,173)	$(1,831)	$(7,311)	$(5,534)
Share-based compensation (note 18)	(692)	(469)	(1,987)	(1,373)
Termination benefits	(85)	-	(114)	-
Employee benefits expense	$(2,950)	$(2,300)	$(9,412)	$(6,907)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020

Change in non-cash working capital items:
Trade and other receivables	$(1,095)	$1,013
Inventories	(104)	157
Prepaid expenses and other assets	(70)	151
Accounts payable and accrued liabilities	1,155	(1,454)
Change in non-cash working capital items	$(114)	$(133)

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates from mine production. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities. For the nine months ended September 30, 2021, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,756	6,943	7,964	16,663

Expenses:
Operating expenses	(3,673)	(6,225)	-	(9,898)
Evaluation	(12,981)	-	-	(12,981)
Exploration	(2,718)	-	-	(2,718)
General and administrative	(19)	-	(7,057)	(7,076)
	(19,391)	(6,225)	(7,057)	(32,673)
Segment income (loss)	(17,635)	718	907	(16,010)

Revenues – supplemental:
Environmental services	-	6,943	-	6,943
Contract termination fee (note 22)	-	-	5,848	5,848
Management fees (note 22)	-	-	2,116	2,116
Toll milling services–deferred revenue (note 12)	1,756	-	-	1,756
	1,756	6,943	7,964	16,663

Capital additions:
Property, plant and equipment	372	48	99	519

Long-lived assets – as at September 30, 2021:
Plant and equipment
Cost	101,880	4,477	970	107,327
Accumulated depreciation	(27,715)	(3,212)	(485)	(31,412)
Mineral properties	179,774	-	-	179,774
	253,939	1,265	485	255,689

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2021, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,037	2,633	5,871	9,541

Expenses:
Operating expenses	(2,025)	(2,294)	-	(4,319)
Evaluation	(3,839)	-	-	(3,839)
Exploration	(842)	-	-	(842)
General and administrative	(2)	-	(2,087)	(2,089)
	(6,708)	(2,294)	(2,087)	(11,089)
Segment income (loss)	(5,671)	339	3,784	(1,548)

Revenues – supplemental:
Environmental services		2,633	-	2,633
Contract termination fee			5,848	5,848
Management fees	-	-	23	23
Toll milling services–deferred revenue	1,037	-	-	1,037
	1,037	2,633	5,871	9,541

For the nine months ended September 30, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	2,062	6,197	2,070	10,329

Expenses:
Operating expenses	(2,579)	(5,144)	(3)	(7,726)
Evaluation	(2,647)	-	-	(2,647)
Exploration	(3,133)	-	-	(3,133)
General and administrative	(19)	-	(5,700)	(5,719)
	(8,378)	(5,144)	(5,703)	(19,225)
Segment income (loss)	(6,316)	1,053	(3,633)	(8,896)

Revenues – supplemental:
Environmental services	-	6,197	-	6,197
Management fees	-	-	2,070	2,070
Uranium concentrate sales	852	-	-	852
Toll milling services–deferred revenue (note 12)	1,210	-	-	1,210
	2,062	6,197	2,070	10,329

Capital additions:
Property, plant and equipment	138	15	-	153

Long-lived assets – as at Sept 30, 2020:
Plant and equipment
Cost	99,994	4,546	908	105,448
Accumulated depreciation	(25,473)	(3,148)	(400)	(29,021)
Mineral properties	179,619	-	-	179,619
	254,140	1,398	508	256,046

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	95	2,065	583	2,743

Expenses:
Operating expenses	(585)	(1,770)	(3)	(2,358)
Evaluation	(790)	-	-	(790)
Exploration	(954)	-	-	(954)
General and administrative	-	-	(2,110)	(2,110)
	(2,329)	(1,770)	(2,113)	(6,212)
Segment income (loss)	(2,234)	295	(1,530)	(3,469)

Revenues – supplemental:
Environmental services	-	2,065	-	2,065
Management fees	-	-	583	583
Toll milling services–deferred revenue (note 12)	95	-	-	95
	95	2,065	583	2,743

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

UPC was a publicly-listed investment holding company which invested substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

The Company entered into a management services agreement (“MSA”) with UPC that became effective on April 1, 2019 with a term of five years (the “Term”). Under the MSA, Denison received the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On July 19, 2021, UPC and Sprott Asset Management LP (“Sprott”) completed a plan of arrangement whereby UPC shareholders became unitholders of the Sprott Physical Uranium Trust, a newly formed entity managed by Sprott (the “UPC Transaction”). In conjunction with the completion of the UPC Transaction, the MSA between Denison and UPC was terminated in accordance with the termination provisions therein and Denison received a termination payment from UPC of $5,848,000.

As at September 30, 2021, UPC is no longer considered a related party of Denison.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Management fees:
Base and variable fees	$23	$509	$1,069	$1,523
Commission fees	-	74	697	247
Termination fee	5,848	-	5,848	-
Discretionary fees	-	-	350	300
	$5,871	$583	$7,964	$2,070

At September 30, 2021, accounts receivable includes $nil (December 31, 2020: $265,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at September 30, 2021, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 7.23%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Other

During the nine months ended September 30, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $164,000 (September 30, 2020: $191,000) with Namdo Management Services Ltd (“Namdo”), a company of which a former director of Denison is a shareholder. These services were incurred in the normal course of operating a public company. As at September 30, 2021, Namdo is no longer considered a related party of Denison, and there are no amounts due to Namdo at period end owing to any related party transaction.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands of CAD dollars)	2021	2020	2021	2020

Salaries and short-term employee benefits	$(518)	$(465)	$(2,055)	$(1,420)
Share-based compensation	(526)	(383)	(1,583)	(1,133)
Key management personnel compensation	$(1,044)	$(848)	$(3,638)	$(2,553)

23. INCOME TAXES

For the nine months ended September 30, 2021, Denison has recognized deferred tax recoveries of $1,507,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $247,000 relating to the February 2021 renunciation of the tax benefits associated with the Company’s $930,000 flow-through share issue in December 2020.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the nine months ended September 30, 2021, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at September 30, 2021 and December 31, 2020:

			September 30	December 31,
	Financial	Fair	2021	2020
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$50,877	$24,992
Trade and other receivables	Category B		4,469	3,374
Investments
Equity instruments-shares	Category A	Level 1	25,958	16,657
Equity instruments-warrants	Category A	Level 2	468	293
Elliot Lake reclamation trust fund	Category B		3,202	2,883
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$94,109	$57,334

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		9,019	7,178
Share purchase warrants liability	Category A	Level 2	24,801	-
Debt obligations	Category C		562	615
			$34,382	$7,793

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

25. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and on December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. Hearings in front of the arbitration panel were held in December 2019. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs. Denison and UI have exchanged correspondence, and award recovery options are being considered.

Uranium Purchase Commitments

Denison has entered into agreements to purchase 2,500,000 pounds of U3O8 for delivery in 2021. As at September 30th, Denison has taken delivery of 2,400,000 pounds with the remaining 100,000 pounds delivered on October 4, 2021. The purchase commitment for the remaining delivery is USD$3,070,000.

26. SUBSEQUENT EVENTS

Sale of GoviEx Shares and Warrants

On October 26, Denison sold, by private agreement, 32,500,000 common shares of GoviEx Uranium Inc. (“GoviEx”) and 32,500,000 common share purchase warrants, entitling the holder the option to acquire one (1) additional common share of GoviEx owned by Denison at an exercise price of $0.80 for a term of up to 18 months (“GoviEx Warrants”) for gross proceeds to Denison of $15,600,000. Denison continues to hold 32,644,000 common shares of GoviEx. If the warrants are exercised in full, Denison will receive further gross proceeds of $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.